Voting Results of Special Meeting of Shareholders

A Special Meeting of Shareholders of the Fund was held on August 26, 2014 for shareholders of record as of July 9, 2014, to vote on the reorganization of the Fund as a series of Managed Portfolio Series. A summary of voting results follows:

For:       3,375,757
Against:      89,646
Withheld:        127,168